SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ONCOLYTICS BIOTECH INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

682310-10-7 (CUSIP Number)

ANDREW D. GRASBY, SUITE 3300, 421-7TH AVENUE S.W.
CALGARY, ALBERTA T2P 4K9 (403) 260-3530

WITH COPY TO:

ALAN TALKINGTON, 400 SANSOME STREET
SAN FRANCISCO, CA 94111 (415) 392-1122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 14, 2002 AND JUNE 25, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 682310-10-7	Page 2 of 7 Pages

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dean Wilson Curtis

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS* PF and OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,384,500
8 SHARED VOTING POWER 576,389
9 SOLE DISPOSITIVE POWER 1,384,500
10 SHARED DISPOSITIVE POWER 576,389

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,889

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%

14 TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 682310-10-7	Page 3 of 7 Pages

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Curtis Investment Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS* OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 576,389
8 SHARED VOTING POWER 1,384,500
9 SOLE DISPOSITIVE POWER 576,389
10 SHARED DISPOSITIVE POWER 1,384,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,889

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%

14 TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 682310-10-7	Page 4 of 7 Pages

Item 1—Security and Issuer

This statement relates to the Common Shares of Oncolytics Biotech Inc. (“Oncolytics”) having principal executive offices at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7.

Item 2—Identity and Background

(a)  This statement is being filed by Dean Wilson Curtis(“Curtis”) and Curtis Investment Corporation (“CIC”).

(b)  The residential address of Curtis and the business address of CIC is 902D, 500 Eau Claire Ave. S.W. Calgary, Alberta T2P 3R8

(c)  Curtis is employed as President of Curtis Investment Corporation, a corporation incorporated under the laws of the Province of Alberta, Canada, the principal business of which is venture capital investing. The address of CIC is 902D, 500 Eau Claire Ave. S.W., Calgary, Alberta T2P 3R8. Curtis is also the sole director and shareholder of CIC.

(d)  During the last five years, neither Curtis nor CIC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, neither, Curtis nor CIC was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)  Curtis is a Canadian citizen. CIC is an Alberta, Canada corporation.

Item 3—Source and Amount of Funds or Other Consideration

297,000 Common Shares of Oncolytics were purchased by Curtis through the facilities of the Toronto Stock Exchange at $2.25 (Cdn.) for settlement on June 25, 2002. Personal funds available for investment in a Registered Retirement Savings Plan totalling $668,250 Cdn. (approximately $440,710 US based on conversion rates at the end of June, 2002) were used to effect this transaction.

1,663,889 Common Shares of Oncolytics were acquired on June 14, 2002 as consideration for 5,990,000 common shares of Transition Therapeutics Inc.(“Transition”) previously beneficially owned by Curtis and CIC and sold to Oncolytics pursuant to a share exchange. 1,087,500 of these Common Shares were exchanged with a retirement trust of which Curtis is the beneficiary and 576,389 Common Shares were exchanged with CIC, in both cases in exchange for Transition shares. A share exchange ratio of 3.6 Transition shares for each Oncolytics share was established based on the relative trading prices of Oncolytics on the Toronto Stock Exchange and Transition on the TSX Venture Exchange on the 20 business days preceding the transaction.

SCHEDULE 13D

CUSIP No. 682310-10-7	Page 5 of 7 Pages

No part of the purchase price for any of the Oncolytics Shares is or will be represented by funds or other consideration borrowed from a bank or any third party.

Item 4—Purpose of Transaction

The Common Shares of Oncolytics were acquired by both Curtis and CIC for investment purposes. While neither Curtis nor CIC has any present plan or proposal with respect to the acquisition or disposition of securities of the issuer, either Curtis or CIC may increase or decrease holdings of securities of Oncolytics based on investment considerations as they arise from time to time. Neither Curtis nor CIC has any plan or proposal which would either relate to or result in an extraordinary corporate transaction, a sale or transfer of assets of the issuer, a change in the present board or management of the issuer, a change in the capitalization, corporate structure, constitution, or trading or registration status of the issuer or any similar action referenced in (a) through (j) of Item 4 of Schedule 13D.

Item 5—Interest in Securities of the Issuer

(a)  Number of Securities Beneficially Owned:

Curtis: 1,384,500 Common Shares

CIC: 576,389 Common Shares

Total Percentage of Class: 9.3%

(b)  Sole Voting Power:

Curtis: 1,384,500 Common Shares

CIC: 576,389 Common Shares

Shared Voting Power:

Curtis: 576,389 Common Shares

CIC: 1,384,500 Common Shares

SCHEDULE 13D

CUSIP No. 682310-10-7	Page 6 of 7 Pages

Sole Dispositive Power:

Curtis: 1,384,500 Common Shares

CIC: 576,389 Common Shares

Shared Dispositive Power:

Curtis: 576,389 Common Shares

CIC: 1,384,500 Common Shares

(c)  Aside from transactions identified herein and specifically referenced in Item 3 above, no transactions in securities of Oncolytics have been effected during the past 60 days.

Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7—Material to be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 682310-10-7	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DEAN WILSON CURTIS
Dean Wilson Curtis

CURTIS INVESTMENT CORPORATION

By:	/s/ DEAN WILSON CURTIS
Name: Dean Wilson Curtis Its: President

Date: July 3, 2002

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)